Exhibit 99.1

Press Release

For Immediate Release

Materialise Acquires OrthoView, the Market Leader in Orthopedic Digital Pre-operative Planning Software

Complementary Transaction Creates One-Stop Shop for Surgical Planning Software Tools and Corresponding 3D Printed Medical Devices

Leuven, Belgium – October 21, 2014 - Materialise NV (NASDAQ: MTLS) today announced the acquisition of UK-based OrthoView Holdings Limited, the world’s leading provider of 2D digital pre-operative planning and templating solutions for orthopedic surgeons. Materialise acquired OrthoView for a cash payment of £8.47 million, and a possible additional earn out payment of up to £0.36 million. At completion, OrthoView had an estimated £1.2 million in cash and cash equivalents on hand and no financial debt. The transaction, which was signed and closed simultaneously, is expected to be accretive to earnings per share within 12 months.

The transaction combines the frontrunner in 2D templating on X-ray images with Materialise’s market-leading position in 3D pre-operative planning tools to provide surgeons and hospitals a one-stop shop for surgical planning software tools and corresponding 3D printed medical devices.

Materialise founder and CEO Fried Vancraen commented, “We are extremely proud that OrthoView has joined the Materialise Group. With an outstanding reputation in the surgical pre-planning world, complementary product portfolio and a robust sales reach, OrthoView is an ideal fit for Materialise. Its X-ray based, pre-operative planning software is used in 2000 hospitals worldwide and is connected to many Picture Archiving Communications Systems (PACS). Our combined expertise and sales force will allow us to offer, through various channels, a complete range of services and solutions to surgeons and hospitals; with 2D as well as 3D planning tools for almost any type of medical images and with the possibility to offer corresponding 3D printed surgical guides and models. With our combined team, Materialise is now even better positioned to bring new patient-specific healthcare innovations to market to cost-effectively deliver improved and customized solutions to patients.”

Materialise NV Technologielaan 15 3001 Leuven Belgium Phone: +32 16 39 66 11 Fax: +32 16 39 66 00 Vat: BE 441.131.254 RPR Leuven www.materialise.com	OrthoView’s software imports a digital X-ray image from a PACS and positions the templates of suitable prostheses on the X-ray image at the correct scale. OrthoView currently serves more than 11,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. It currently employs approximately 23 people, all of whom are expected to join Materialise. OrthoView had UK GAAP sales of £3,37 million in its 2013-2014 fiscal year and realized a UK GAAP EBITDA margin of approximately 27.5% over the same period.

“OrthoView is thrilled to become part of Materialise,” stated Mr. John Chambers, the company’s co-founder and CEO, “Surgeons and PACS partners have always seen 3D planning as a natural addition to the OrthoView product portfolio, but building up that kind of expertise requires years of development and a huge investment. With Materialise already at the forefront of this technology, our team can quickly expand the solutions we offer to surgeons worldwide”. Mr. Chambers, who will continue his career within the Materialise group, also sees potential to increase the global reach of OrthoView’s current product portfolio as a result of the transaction.

Press Release

For almost 25 years, Materialise has been at the forefront of major innovations in 3D surgical planning based on CT, MRI and most recently, X-ray images. Its vast experience in 3D printing technologies has made it possible for the company to provide patient-specific anatomical models to surgeons as well as patient-specific instrumentation. Materialise has software and service solutions for joint replacements, osteotomies, distractions and cranio-maxillofacial reconstructions, and through its subsidiaries, Mobelife and OBL, provides customized 3D printed implants.

On September 22, 2014, Materialise announced the successful completion of the first total knee surgery that was preplanned by means of the Materialise X-ray knee guide solution. The new technology allows for the preplanning of knee replacement surgeries as well as the 3D printing of related surgical guides, solely on the basis of 2D X-ray images.

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs. For additional information, please visit: www.materialise.com.

About OrthoView

OrthoView Holdings Ltd develops and offers pre-operative planning solutions that are used in more than 60 countries worldwide by an estimated 11,000 orthopaedic surgeons. The OrthoView solution provides an easy to use method of planning and templating with digital x-ray images, incorporating specialist on-screen measuring tools and patented wizards. The OrthoView digital prosthesis template library provides a comprehensive range of digital templates, developed in partnership with over 60 orthopaedic implant manufacturers. OrthoView offers pre-operative planning and templating for joint replacement surgery and fracture management, as well as specialist tools for paediatric assessment, limb deformity correction and spinal measurements. For more information, visit www.orthoview.com

Cautionary Statement on Forward-Looking Statements
Materialise NV Technologielaan 15 3001 Leuven Belgium Phone: +32 16 39 66 11 Fax: +32 16 39 66 00 Vat: BE 441.131.254 RPR Leuven www.materialise.com

This press release contains forward-looking statements regarding, among other things, the plans, objectives, expectations, strategies and prospects of the Company, both financial and business. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the management’s current expectations. These expectations, beliefs and projections are given in good faith and management believes there is a reasonable basis for them. However, the management cannot offer any assurance that its expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Management cautions readers that forward-looking statements are not guarantees of future performance and involve known and unknown risks,

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uncertainties and other factors that are in some cases beyond its control. All of the forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations. Management makes no commitment, and disclaims any duty to update or revise any forward-looking statements to reflect future events or changes in its expectations.

	Investor Contacts: Harriet Fried/Jody Burfening LHA +1-212-838-3777 hfried@lhai.com	Press Contacts: Vanessa Palsenbarg Materialise T: +32-16-396-637 M: +32-484-485-183 Vanessa.Palsenbarg@materialise.be Cory Ziskind ICR T: 646-227-1232 Cory.ziskind@icrinc.com
Materialise NV Technologielaan 15 3001 Leuven Belgium Phone: +32 16 39 66 11 Fax: +32 16 39 66 00 Vat: BE 441.131.254 RPR Leuven www.materialise.com